SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

___________

JOS. A. BANK CLOTHIERS, INC.

(Name of Subject Company)

JOS. A. BANK CLOTHIERS, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

___________

Charles D. Frazer

Senior Vice President – General Counsel

500 Hanover Pike

Hampstead, Maryland 21074

(410) 239-5730

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Paul T. Schnell, Esq. Jeremy D. London, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000	Jim J. Shoemake, Esq. Guilfoil Petzall & Shoemake, L.L.C. 100 South Fourth Street, Suite 500 St. Louis, Missouri 63102 (314) 266-3014

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Jos. A. Bank Clothiers, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 17, 2014, as amended on January 29, 2014 (the “Schedule 14D-9”), relating to the tender offer commenced by Java Corp. (the “Offeror”), a Delaware corporation and wholly owned subsidiary of The Men’s Wearhouse, a Texas corporation (“MW”), to acquire all outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”) at a purchase price of $57.50 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 8. Additional Information

Item 8 is hereby amended and supplemented as set forth below.

The section titled “Litigation” is hereby amended to add the following language at the end thereof:

“On January 29, 2014, State-Boston Retirement System (“Boston”), a purported Company stockholder, filed a purported class action complaint against the Company’s directors (the “Boston Defendants”) in the Delaware Court of Chancery, captioned State-Boston Retirement System v. Wildrick, et al., C.A. No. 9291.  In its complaint, Boston asks the court to: (i) certify a purported class action lawsuit, designating Boston and Boston’s counsel as representatives of the purported class; (ii) declare that the Boston Defendants breached their fiduciary duties of loyalty and care to the Company; (iii) enjoin the Boston Defendants from committing any further purported fiduciary duty breaches; (iv) enjoin the effectuation of the Company’s Rights Agreement, forcing the Board to redeem or invalidate the Rights Agreement; (v) enjoin the Boston Defendants from entering into any agreement on behalf of the Company to acquire another company or material assets; (vi) award Boston costs, expenses and disbursements of the Boston Action, including attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest; and (v) award Boston and the purported class such other relief as the court deems just, equitable, and proper.

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The Company and the Board believe that the claims lack merit and intend to vigorously defend against such claims.

The foregoing description is qualified in its entirety by reference to the complaint, filed as Exhibit (a)(7) herewith.

Item 9. Exhibits

Item 9 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
(a)(1)	Press release issued by the Company on November 26, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on November 26, 2013).
(a)(2)	Press release issued by the Company on December 23, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 23, 2013).
(a)(3)	Press release issued by the Company on January 6, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed January 6, 2014).
(a)(4)*	Press release issued by the Company on January 17, 2013.
(a)(5)*	Letter to the Company’s Stockholders.
(a)(6)*	Complaint in Eminence Capital, LLC v. Robert N. Wildrick, et al., filed by Eminence in the Court of Chancery of the State of Delaware on January 13, 2014.
(a)(7)	Complaint in State-Boston Retirement System v. Wildrick, et al., filed by Boston in the Court of Chancery of the State of Delaware on January 29, 2014.
(e)(1)*	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed on May 17, 2013.
(e)(2)	The Company’s 2007 Rights Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated September 6, 2007).
(e)(3)	The Company’s 1994 Incentive Plan (incorporated by reference to the Company’s Registration Statement on Form S-1, filed on May 3, 1994).
(e)(4)	Amendments, dated as of October 6, 1997, to the Company’s 1994 Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 1998).
(e)(5)	Summary of the Company’s 2012 and 2013 Cash and Equity Incentive Programs (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).
(e)(6)	Amended and Restated Employment Agreement, dated as of May 15, 2002, between David E. Ullman and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 4, 2002).
(e)(7)	Fifth Amendment, dated as of April 9, 2008, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended February 2, 2008).
(e)(8)	Sixth Amendment, dated as of April 7, 2009, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).
(e)(9)	Seventh Amendment, dated as of March 30, 2010, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).
(e)(10)	Eighth Amendment, dated as of December 28, 2010, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated December 28, 2010).
(e)(11)	Ninth Amendment, dated as of March 29, 2011, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2011).
(e)(12)	Tenth Amendment, dated as of March 27, 2012, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 28, 2012).

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(e)(13)	Eleventh Amendment, dated as of April 2, 2013, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to Exhibit 10.3(g) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).
(e)(14)	The Company’s Nonqualified Deferred Compensation Trust Agreement, dated January 20, 2004 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2005).
(e)(15)	Employment Agreement, dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).
(e)(16)	First Amendment, dated as of March 30, 2010, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).
(e)(17)	Second Amendment, dated as of December 28, 2010, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated December 28, 2010).
(e)(18)	Third Amendment, dated as of March 29, 2011, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2011).
(e)(19)	Fourth Amendment, dated as of March 27, 2012, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 28, 2012).
(e)(20)	Fifth Amendment, dated as of April 2, 2013, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to Exhibit 10.5(e) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).
(e)(21)	Amended and Restated Employment Agreement, dated May 15, 2002, by and between Charles D. Frazer and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 4, 2002).
(e)(22)	Consulting Agreement, dated as of September 9, 2008, between Robert N. Wildrick and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated September 9, 2008).
(e)(23)	First Amendment, dated as of November 30, 2010, to Consulting Agreement, dated as of September 9, 2008, between Robert N. Wildrick and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended October 30, 2010).
(e)(24)	Second Amendment, dated as of April 2, 2013, to Consulting Agreement, dated as of September 9, 2008, between Robert N. Wildrick and the Company (incorporated by reference to Exhibit 10.7(d) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).
(e)(25)	Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended October 30, 1999).
(e)(26)	First Amendment, dated as of January 1, 2000, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 1998).
(e)(27)	Fourth Amendment, dated as of May 28, 2002, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 4, 2002).
(e)(28)	Ninth Amendment, dated as of April 9, 2008, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended February 2, 2008).
(e)(29)	Tenth Amendment, dated as of April 7, 2009, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).
(e)(30)	Eleventh Amendment, dated as of March 30, 2010, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company. (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).
(e)(31)	Twelfth Amendment, dated as of December 28, 2010, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company. (incorporated by reference to the Company’s Current Report on Form 8-K, dated December 28, 2010).

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(e)(32)	Thirteenth Amendment, dated as of March 29, 2011, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2011).
(e)(33)	Fourteenth Amendment, dated as of March 27, 2012, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 28, 2012).
(e)(34)	Fifteenth Amendment, dated as of April 2, 2013, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to Exhibit 10.8(i) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).
(e)(35)	Amended and Restated Employment Agreement, dated as of August 30, 2010, by and between R. Neal Black and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2010).
(e)(36)	First Amendment, dated as of April 2, 2013 to Amended and Restated Employment Agreement, dated as of August 30, 2010, by and between R. Neal Black and the Company (incorporated by reference to Exhibit 10.9(a) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).
(e)(37)	Employment Agreement, dated as of June 3, 2008, between Gary Merry and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 3, 2008).
(e)(38)	First Amendment, dated as of April 7, 2009 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).
(e)(39)	Second Amendment, dated as of March 30, 2010 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).
(e)(40)	Third Amendment, dated as of December 28, 2010 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated December 28, 2010).
(e)(41)	Fourth Amendment, dated as of March 29, 2011 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2011).
(e)(42)	Fifth Amendment, dated as of March 27, 2012 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 28, 2012).
(e)(43)	Sixth Amendment, dated as of April 2, 2013 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to Exhibit 10.11(f) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).
(e)(44)	The Company’s 2002 Long-Term Incentive Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14(A) filed May 20, 2002).
(e)(45)	Form of stock option agreement under the Company’s 2002 Long-Term Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K, dated April 7, 2005).
(e)(46)	Collective Bargaining Agreement, dated May 1, 2012, by and between Joseph A. Bank Mfg. Co., Inc. and Mid-Atlantic Regional Joint Board, Local 806 (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).
(e)(47)	Form of Officer and Director Indemnification Agreement (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(48)	Indemnification Agreement dated September 1, 2009 between the Company and Robert N. Wildrick (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(49)	Indemnification Agreement dated September 1, 2009 between the Company and Andrew A. Giordano (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(50)	Indemnification Agreement dated September 1, 2009 between the Company and R. Neal Black (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

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(e)(51)	Indemnification Agreement dated September 1, 2009 between the Company and James H. Ferstl (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(52)	Indemnification Agreement dated September 1, 2009 between the Company and William E. Herron (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(53)	Indemnification Agreement dated September 1, 2009 between the Company and Sidney H. Ritman (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(54)	Indemnification Agreement dated September 1, 2009 between the Company and David E. Ullman (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(55)	Indemnification Agreement dated August 30, 2010 between the Company and Robert Hensley (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(56)	The Company’s Executive Management Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 18, 2009).
(e)(57)	Amendment to the Company’s Executive Management Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).

(e)(58)	The Company’s 2010 Deferred Compensation Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).
(e)(59)	The Company’s 2010 Equity Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).
(e)(60)	The Company’s 2010 Equity Incentive Plan — CEO Performance Restricted Stock Unit Award Agreement, dated June 17, 2010, by and between the Company and R. Neal Black (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).
(e)(61)	The Company’s 2010 Equity Incentive Plan — EVP Performance Restricted Stock Unit Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).
(e)(62)	The Company’s 2010 Equity Incentive Plan — Non-Employee Director Restricted Stock Unit 2010 Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).
(e)(63)	The Company’s 2010 Equity Incentive Plan — Non-Employee Director Restricted Stock Unit Annual Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).
(e)(64)	The Company’s 2010 Equity Incentive Plan — Non-Employee Director Restricted Stock Unit Inaugural Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).
(e)(65)	Third Amendment to Consulting Agreement between the Company and Robert N. Wildrick (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated December 20, 2013).
(e)(66)	Amendment to the 2007 Rights Agreement, dated January 3, 2014 between the Company and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated January 3, 2014).

* Previously Filed

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

JOS. A. BANK CLOTHIERS, INC.

By:	/s/ Charles D. Frazer
Name: Title:	Charles D. Frazer Senior Vice President – General Counsel

Dated: January 31, 2014

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